

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Scott Koenig, M.D., Ph.D
Chief Executive Officer
MacroGenics, Inc.
9704 Medical Center Drive
Rockville, MD 20850

> **Re: MacroGenics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 6, 2023**
> **File No. 333-275343**

Dear Scott Koenig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Reid Hooper, Esq.